Exhibit (4)(b)

DELAWARE LIFE INSURANCE COMPANY

[Service Address

P.O. Box 80428

Indianapolis, IN 46280-0428]

[1-877-253-2323]

[www.delawarelife.com]

FIXED ACCOUNT WITH MARKET VALUE ADJUSTMENT ENDORSEMENT

This Endorsement adds a Fixed Account to your contract. This Endorsement contains a Market Value Adjustment which may result in both upward and downward adjustments to transfers, withdrawals or surrenders from Guarantee Periods with a duration of more than one year, if such Guarantee Periods are available.

This Endorsement is attached to and made part of the contract and the provisions of this Endorsement apply in lieu of any contract provision to the contrary. Unless otherwise defined below, terms used in this rider have the same meaning as in your contract.

If this endorsement is issued at the same time as your contract, this endorsement is effective on the Issue Date shown on the Contract Specifications. If this endorsement is issued after your contract, this endorsement is effective on the date upon which this endorsement was added.

ENDORSEMENT SPECIFICATIONS

MINIMUM GUARANTEE AMOUNT:	[$500 ]
MINIMUM GUARANTEED INTEREST RATE:	[1%]
REFERENCE INDEX:	[Moody’s Bond Indices — Corporate Average]

The elements used in determining the market value adjustment are not guaranteed and can be changed by the company, subject to the guarantees in this Endorsement, and any such changes can affect the benefits available under the contract.

DEFINITIONS

Contract Value: During the Accumulation Phase the Contract Value for any Valuation Period is equal to the variable accumulation value, if any, plus the fixed accumulation value, if any, for that Valuation Period.

Investment Option: Any of the Subaccounts of the Variable Account or Fixed Account options, if any, made available for allocation under this contract.

Fixed Account: A fixed account is part of the Company’s General Account, which consists of all the Company’s assets other than those allocated to a separate account of the Company.

Guarantee Amount: Any portion of a fixed accumulation value allocated to a particular Guarantee Period with a particular Renewal Date (including interest earned thereon).

Guarantee Period: The period for which a Guaranteed Interest Rate is credited. Each year in a Guarantee Period is 365 days (366 days if a leap year), first measured from the date of the allocation to the Guarantee Period.

ICC21-DLIC-VA-FIXED

Guaranteed Interest Rate: The rate of interest credited by the Company on a compound annual basis during any Guarantee Period.

Market Value Adjustment (MVA): An adjustment made to the Contract Value that may increase or decrease the amount transferred, withdrawn, or surrendered from applicable Guarantee Periods.

MVA Floor: A value calculated for each Guarantee Amount and used to determine the MVA Limit.

MVA Limit: The maximum Market Value Adjustment, positive or negative, that will be assessed upon a transfer, withdrawal or surrender from applicable Guarantee Amounts. The MVA Limit is equal to the Guarantee Amount minus the Guarantee Period Minimum Value.

Renewal Date: The last day of a Guarantee Period.

Surrender Value: The Contract Value less any Annual Contract Fee and any Withdrawal Charges and adjusted for any applicable Market Value Adjustment.

FIXED ACCOUNT

Fixed Account

The Fixed Account is part of the Company’s General Account, which consists of all assets of the Company other than those allocated to a separate account of the Company. Purchase Payments allocated to a Guarantee Period will be held in the Fixed Account.

Fixed Account Guarantee Periods

The Owner may allocate any portion of a Purchase Payment or transfer Contract Value to one or more Guarantee Period(s) from among those made available by the Company, if any, provided each allocation is at least equal to the Minimum Guarantee Amount shown in the Endorsement Specifications. The Guarantee Period(s) elected will determine the Guaranteed Interest Rate(s). An amount allocated to a Guarantee Period less amounts subsequently withdrawn will earn interest daily based on the Guaranteed Interest Rate in effect during the Guarantee Period. Guarantee Periods begin on the date a Purchase Payment is applied or, in the case of a transfer, the date we receive your transfer request. Subsequent Guarantee Periods begin on the first day following the Renewal Date.

Guarantee Amounts allocated to Guarantee Periods of the same duration may have different Renewal Dates based on the date on which the allocation is effected. At least 15 but not more than 45 days prior to the Renewal Date of each Guarantee Amount, the Company will provide you with notice of the upcoming expiration of the Guarantee Period. Unless you instruct us otherwise, a one-year Guarantee Period will commence automatically at the end of the previous Guarantee Period. If a one-year Guarantee Period is not available on the Renewal Date, the Guarantee Amount will be transferred automatically to a money market Subaccount. To avoid an automatic renewal or transfer on the Renewal Date, the Owner must elect, in writing prior to the Renewal Date, a different Guarantee Period from among those that the Company offers at such time, or provide written instructions to transfer all or a portion of the Guarantee Amount to one or more Subaccounts in accordance with the Transfer Privilege section. Each new Guarantee Amount must be at least the Minimum Guarantee Amount shown in the Endorsement Specifications unless it is equal to the entire Guarantee Amount being renewed.

The Company reserves the right not to make any Guarantee Periods available.

Guaranteed Interest Rates

The Company will periodically establish an applicable Guaranteed Interest Rate for each Guarantee Period that it offers. The Company will guarantee these rates for the duration of the respective Guarantee Periods.

ICC21-DLIC-VA-FIXED

No Guaranteed Interest Rate will be less than the Minimum Guaranteed Interest Rate shown in the Endorsement Specifications.

Fixed Accumulation Value

The fixed accumulation value, if any, of a contract for any Valuation Period is equal to the sum of the values of all Guarantee Amounts credited to the contract for such Valuation Period.

MVA Floor

The MVA Floor for a Guarantee Period is equal to all amounts allocated or transferred to the Guarantee Period, net of applicable taxes, decreased proportionately by any withdrawal or transfer out of the Guarantee Period, and accumulated at the Minimum Guaranteed Interest Rate.

A transfer or withdrawal out of a Guarantee Period will reduce the MVA Floor such that the MVA Floor after the withdrawal or transfer is equal to:

A × (1 – B/C))

Where:

•	A is the MVA Floor before the withdrawal or transfer;

•	B is the amount of the withdrawal or transfer out of the Guarantee Period including any Withdrawal Charges, if applicable; and

•	C is the Guarantee Amount immediately before the withdrawal or transfer.

MARKET VALUE ADJUSTMENT

The amount payable on transfers, withdrawals or surrenders from Guarantee Periods with a duration of more than one year may be adjusted up or down by the application of the Market Value Adjustment. Except as otherwise noted herein, a Market Value Adjustment Factor is calculated for each Guarantee Amount from which Contract Value is being transferred, withdrawn, or surrendered.

The Market Value Adjustment is equal to the amount transferred, withdrawn, or surrendered less any available Free Withdrawal Amount, if applicable, times the Market Value Adjustment Factor.

The Market Value Adjustment Factor is:

(I - J) × N. where:

I = The interest rate of the Reference Index as of the first day of the current Guarantee Period;

J = The interest rate of the Reference Index as of the date of your transfer, withdrawal or surrender;

N = The number of complete months from the date of transfer, withdrawal, or surrender to the end of the Guarantee Period divided by 12.

The Reference Index is the index named in the Endorsement Specifications. If: (i) the Reference Index is discontinued; (ii) we are unable to use the Reference Index; or (iii) the calculation of the Reference Index is changed substantially, We may substitute a suitable alternative index approved, if necessary, by the Interstate Insurance Product Regulation Commission. We will notify you and any assignee of any such substitution of the Reference Index.

The interest rate of the Reference Index on any day is the reported interest rate of the Reference Index as of the close of trading on the New York Stock Exchange. For any day when the interest rate of the Reference Index is not reported, we will use the most recent prior reported interest rate of the Reference Index.

ICC21-DLIC-VA-FIXED

The Market Value Adjustment, positive or negative, will never be greater than the MVA Limit.

The Market Value Adjustment is not applied to any Free Withdrawal Amount, to any amount transferred, withdrawn or surrendered from a Guarantee Period during the 30 days prior to its expiration, to the death benefit, to any amount applied to an Annuity Option, or in any case where the Withdrawal Charges are explicitly waived under the terms of the contract, including any Riders and Endorsements.

TRANSFERS FROM GUARANTEE PERIODS

When funds are transferred from Guarantee Periods, the Contract Value associated with the oldest Guarantee Amount is considered to be transferred first. If the amount transferred exceeds the oldest Guarantee Amount, the next oldest Guarantee Amount is considered to be transferred next, and so on until the most recent Guarantee Amount is transferred.

Transfers from Guarantee Periods may be subject to a Market Value Adjustment.

WITHDRAWALS AND SURRENDERS FROM GUARANTEE PERIODS

A full surrender will result in a payment of the Surrender Value which is equal to the Contract Value at the end of the Valuation Period during which the withdrawal is effected, less the Annual Contract Fee, less any applicable Withdrawal Charges and adjusted by any Market Value Adjustment. A full surrender will terminate the contract. A partial withdrawal (i.e., a withdrawal of an amount less than that paid under a full surrender) will result in a reduction of the Contract Value at the end of the Valuation Period during which the Company receives the request. The Contract Value will be reduced by the amount of the partial withdrawal. Unless the Owner specifies otherwise, the amount paid will be the amount requested reduced by any applicable Withdrawal Charges and adjusted by any applicable Market Value Adjustment.

In the case of a partial withdrawal, the Owner may instruct the Company as to the amounts to be withdrawn from each Subaccount and/or Guarantee Amount. If not so instructed, the Company will process the partial withdrawal pro rata from each Investment Option in which the Contract Value is invested at the end of the Valuation Period during which the Company receives the request. If a partial withdrawal is requested that would leave the Contract Value lower than the Minimum Contract Value shown in the Endorsement Specifications, then the Company will treat such partial withdrawal as a full surrender and terminate the contract.

Withdrawals and surrenders from Guarantee Periods may be subject to a Market Value Adjustment.

REALLOCATION OF GUARANTEE AMOUNTS ON DEATH BENEFIT DATE

Each Beneficiary’s share of the death benefit will remain invested in the Investment Options until the Valuation Period on which we receive Due Proof of Death from that Beneficiary, except that any Contract Value allocated to the Fixed Account will be re-allocated to a money market Subaccount on the Death Benefit Date.

DEFERALL OF PAYMENTS FROM FIXED ACCOUNT

The Company reserves the right to defer payment of any amount due from the Fixed Account for a full surrender or partial withdrawal for a period of six months after receiving the request, provided that we have obtained written approval to defer payments from the chief insurance regulator of our state of domicile.

ICC21-DLIC-VA-FIXED

REPORTS

The Company will send a report to the Owner at least once each Contract Year that shows the Surrender Value at the end of the current report period, prior to the application of any Market Value Adjustment, along with the Market Value Adjustment formula that would be used to determine the final cash surrender value.

TERMINATION

This Endorsement will terminate upon termination of the contract.

Signed for by Delaware Life Insurance Company.

ICC21-DLIC-VA-FIXED